Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

March 8, 2024

VIA EDGAR TRANSMISSION

Ms. Alison T. White, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:

Tidal Trust II (the “Trust”)

Post-Effective Amendment No. 154 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 811-23793; 333-264478

Dear Ms. White:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on February 20, 2024, with respect to the Registration Statement and the Trust’s proposed new series, the Even Herd Long Short ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

FEES AND EXPENSES

1.	Please supplementally provide the Staff with a Fee Table and Expense Example pre-effectively. Supplementally confirm that the expenses associated with short sales will be reflected in the table.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The Trust confirms that the expenses associated with short sales will be reflected in the table.

PRINCIPAL INVESTMENT STRATEGIES

2.	With a view to risk disclosure please tell us more about the Sub-Adviser’s proprietary algorithm. It is unclear, for example, what unique data inputs it relies on, how the Sub-Adviser determines the initial and continuing robustness of its signals, or how long the algorithm has been used to manage client assets. If the Sub-Adviser or its algorithm are untested in actual market conditions across diverse market cycles, such facts should be disclosed in risk disclosure. To the extent that the Sub-Adviser’s momentum focus strategy is similar to others on the market, please clarify that as well, or explain what differentiates the Sub-Adviser’s proprietary system from other long-short momentum funds.

Response: The Sub-Adviser’s proprietary algorithm’s data inputs primarily consist of security pricing data, market capitalization, and various fundamental and trading characteristics, including volume. These inputs play a pivotal role in filtering positions and refining the algorithm's decision-making process. The Trust confirms that the Model and Data Risk disclosure has been bolstered to indicate that the algorithm has not been used to manage accounts in actual market conditions across diverse market cycles. The Prospectus has been further supplemented to clarify that the Sub-Adviser believes that the Fund’s momentum-focused strategy differs from most existing long-short momentum funds by its emphasis on relative momentum and individual equity selection for short positions. Unlike conventional approaches that rely on indices or ETFs, the Sub-Adviser’s strategy prioritizes individual equities to seek to capitalize on their divergence of returns, thereby seeking to reduce market timing risks.

3.	If the Sub-Adviser expects the strategy to result in significant exposure of the Fund to any particular industries or sectors, please disclose this as well as the particular industries or sectors.

Response: The Sub-Adviser has confirmed that the strategy may result in significant exposure to one or more particular industries or sectors. The Prospectus has been revised to reflect those industries, and corresponding risk disclosures have been added.

4.	Please clarify in the principal investment strategy section that the Fund’s short positions will not be covered.

Response: The Trust confirms that the Prospectus’ principal investment strategy has been revised to clarify that the Fund’s short positions will not be covered.

5.	In light of the Value Investing Risk disclosure, please include corresponding value strategy disclosure in the Fund’s principal investment strategy section.

Response: The Trust has determined to remove the value investing risk disclosure as it is not a principal risk.

6.	The first sentence of Models and Data Risk states that the Fund’s portfolio is heavily dependent on investment models developed by the Sub-Adviser or third parties. Please reconcile the disclosure about using models developed by third parties with the principal investment strategy.

Response: The Trust confirms that the principal investment strategy section disclosure is accurate. The reference in the Models and Data Risk to third party models has been removed.

7.	To the extent that the Sub-Adviser’s propriety system relies on trends or relationships continuing over time, please consider the need to update the Model and Data Risk disclosure to address the impact of such reliance.

Response: The Trust confirms that the Item 9 Model and Data Risk disclosure has been bolstered to reflect such reliance on trends and relationships continuing over time.

8.	Please add the disclosure from the last two sentences of the Short Sales Risk disclosure in Item 9 to the Item 4 risk disclosure.

Response: The Trust confirms that the foregoing change has been made to the Item 4 Short Sales Risk disclosure.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 (Extension 746) or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC

Appendix A

EVEN HERD LONG SHORT ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.15%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	1.15%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following advisory fees and sub-advisory fees, interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$161	$499